820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 640[redacted]The Netherlands
Telephone (31) 45[redacted]
Internet: www.dsm
E-mail : media.rela

DSM

38E

Heerlen (NL), 16 December 2005

Managing Board announcement

The Managing Board of Directors of DSM announces that Mr Henk van Dalen (53), at present member of the DSM Managing Board, has decided to pursue his career with TNT N.V. Henk van Dalen will be appointed Chief Financial Officer of the Dutch express, logistics and postal services group with effect from 1 April 2006.

DSM very much regrets that Mr van Dalen is leaving DSM after 29 years, of which six years as a Managing Board member, but respects his decision to take on a new career challenge with TNT.

DSM is grateful to Henk van Dalen for his long-time commitment and leadership. He has been key in the transformation process of DSM, both during the execution of *Vision 2005* over the past five years and in the establishment of DSM's new strategic direction as outlined in the *Vision 2010 – Building on Strengths* program. Before he joined the Managing Board in 2000, Henk van Dalen had been very successful in several functional roles and in leading various businesses within the company.

An announcement on his succession will be made in due course.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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